Mail Stop 3561

January 30, 2009

Edward W. Stack
Chairman and Chief Executive Officer,
President
Dick's Sporting Goods, Inc.
300 Industry Drive
RIDC Park West
Pittsburgh, Pennsylvania 15275

> **Re: Dick's Sporting Goods, Inc.**
> **Form 10-K for Fiscal Year Ended February 2, 2008**
> **Filed March 27, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 7, 2009**
> **File No. 001-31463**

Dear Mr. Stack:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Overview

1. Recent news reports regarding the economy and analyses of the recent difficulties in the retail, financial and credit markets have focused on the negative impact

these uncertain times have had on consumer retail spending in 2008. Please ensure that you discuss in detail the actions you have taken and expect to continue to take in light of the current economic environment with respect to reductions in capital spending or implementation of operating expense reductions. Please revise your disclosure to provide an overview of your performance in the last fiscal year, to discuss how these trends and current economic issues are affecting your current operations as well as liquidity, and to discuss the impact you anticipate they will have in future periods. In this regard, discuss any specific programs you have developed or will develop in order to address these trends and offset their impact on results of operations in future periods. See Item 303(a)(1)(2)(3) of Regulation S-K. Also, for further guidance please refer to Interpretative Release Nos. 33-8350 and 34-48960 issued by the Commission in December 2003.

Liquidity and Capital Resources, page 36

2. Item 303(A)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given recent trends and conditions in the retail economic environment, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources, giving particular consideration to the fact that your primary sources of liquidity are cash flows from operations and your Credit Agreement. For example, we note your indication that you are constructing a 657,000 square foot distribution center near Atlanta, Georgia which is expected to be completed during fiscal 2008. As another example, we note that holders of the senior secured convertible notes due 2024 currently have the right to elect to put the notes to you. Discuss how you plan to finance construction of this facility, any store expansions that you intend to complete in fiscal 2008, and any elections noteholders may deliver to you for purposes of converting the notes.

Item 9A. Controls and Procedures, page 38

3. We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective as of such date "in ensuring that material information relating to the Company…required to be disclosed by [you] in reports that it files or submits under the Exchange Act is recorded, processed, summarized, accumulated, communicated and reported, within the time periods specified in the SEC rules and forms." As you have included a portion of the definition of disclosure controls and procedures with your effectiveness conclusion, you must include the entire definition. Please confirm that in future filings, you will revise to disclose,

>if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, you may simply state that the officers concluded that your disclosure controls and procedures are effective.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 19

Compensation Discussion and Analysis, page 19

Benchmarking Executive Compensation, page 21

4. We note your indication that the Compensation Committee approved the establishment of an Executive Compensation Retail Peer Group using certain criteria, including retailers with revenues generally up to double the annual revenues of the Company. Please revise to disclose why you would include in your peer group companies that meet this criteria, as opposed to utilizing companies with annual revenue equal to yours.

Annual Bonus, page 23

5. We note that you have disclosed the 2007 and 2008 consolidated EBT targets, however, with respect to the other metrics you utilize for purposes of your annual bonus program, such as Dick's EBT, Sales, Margin Percent Increase and Inventory Turn Ratio, you state that those metrics were set at levels "such that the relative difficulty of achieving the target level is consistent from year to year." Please disclose the 2007 target level associated with each of these metrics. To the extent you believe disclosure of these metrics is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b) and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

6. We note you provide the amounts that were paid to your named executives in connection with your 2007 bonus program on page 24, however, you have not explained how each of the amounts you arrived at were determined based upon achievement of the company metrics disclosed on page 23. Please revise so that it is clear how you arrived at the amounts you disclose here and in the Summary Compensation Table.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mara L. Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director